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                                July 21, 2021

       David P. Berg
       Chief Executive Officer
       European Wax Center, Inc.
       5830 Granite Parkway, 3rd Floor
       Plano, Texas 75024

                                                        Re: European Wax
Center, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 13, 2021
                                                            File No. 333-257874

       Dear Mr. Berg:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary
       Recent Developments, page 10

   1. We note your statement in your proposed disclosure that your final results are subject to revisions and "[a]ny
such change may potentially be material" and thus, different from the estimates you are
presenting. If you choose to disclose preliminary results, you should be able to assert that the
actual results are not expected to differ materially from that reflected in the preliminary
results. Accordingly, please remove this statement, as it implies that investors should not
rely on the information presented. As a related matter, please expand your narrative
disclosure to provide additional context for the preliminary financial information and
metrics. This analysis might include a discussion of the trends set forth in
                                                        MD&A section impacting
historical results and how they relate to the preliminary
 David P. Berg
European Wax Center, Inc.
July 21, 2021
Page 2
         financial information and metrics.
The Reorganization Transactions, page 62

2. We note your disclosure that "EWC Ventures will make a distribution to the EWC
         Ventures Pre-IPO Members for the purpose of funding their tax obligations for periods prior to the closing of this offering." To the extent material, please quantify such distribution. In this regard, we note that you are dependent upon distributions from EWC
         Ventures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tatanisha Meadows at 202-551-3322 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Jennifer L pez at 202-551-3792 with any other questions.



FirstName LastNameDavid P. Berg                              Sincerely,
Comapany NameEuropean Wax Center, Inc.
                                                             Division of
Corporation Finance
July 21, 2021 Page 2                                         Office of Trade &
Services
FirstName LastName